
------------------------------------------------------------------------------------------------------------------------------------
SUBSTITUTE FORM W-9 - KINROSS GOLD CORPORATION
------------------------------------------------------------------------------------------------------------------------------------

DEPARTMENT OF THE TREASURY INTERNAL REVENUE SERVICE - PAYER'S REQUEST FOR TAXPAYER IDENTIFICATION NUMBER (TIN)

                                                  UNITED STATES SHAREHOLDERS ONLY

PART 1 - TAXPAYER IDENTIFICATION

Please provide your Taxpayer Identification         Name: __________________________________________________________________________
No. or Social Security No. in the space at          (please print)
the right and certify by signing and dating
below.                                              Social Security Number
                                                    or Taxpayer Identification Number: _____________________________________________

                                                     / / Awaiting TIN

Check appropriate box:  / / Individual/         / /  Corporation     / / Partnership
                            Sole proprietor

                        / / Other ____________________________

Address: _____________________________________________________

         _____________________________________________________

PART 2 - CERTIFICATION - UNDER THE PENALTIES OF PERJURY, I CERTIFY THAT:

1) The number shown on this form is my correct Taxpayer Identification Number (or I am waiting for a number to be issued to me),

2) I am not subject to backup withholding because a) I am exempt from backup withholding, or b) I have not been notified by the
   Internal Revenue Service (the "IRS") that I am subject to backup withholding as a result of a failure to report all interest or dividends, or c) the IRS has notified me that I am no longer subject to backup withholding and

3) I am a U.S. person (including a U.S. resident alien).

CERTIFICATION INSTRUCTIONS

You must cross out part 2) above if you have been notified by the IRS that you are currently subject to backup withholding because of under-reporting or lack of reporting of interest or dividends on your tax return. However, if after being notified by the IRS that you were subject to backup withholding you received another notification from the IRS that you are no longer subject to backup withholding, do not cross out such part 2). The IRS does not require your consent to any provision of this document other than the certifications required to avoid backup withholding.

Signature(s)                                               Date - Day   Month       Year
---------------------------------------                    ---------    ---------   ----------------


---------------------------------------                    ---------    ---------   ----------------

YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU CHECKED THE "AWAITING TIN" BOX ABOVE.

CERTIFICATE OF AWAITING TAXPAYER IDENIFICATION NUMBER

I certify under penalties of perjury that (i) a TIN has not been issued to me, (ii) either a) I have mailed an application to receive a TIN to the appropriate Internal Revenue Service Center or Social Security Administration Office or b) I intend to mail or deliver an application in the near future, and (iii) I understand that if I do not provide a TIN by the time of payment, I will be subject to backup withholding at a rate of 28% of all reportable payments made to me.


Signature(s)                                               Date - Day   Month       Year
---------------------------------------                    ---------    ---------   ----------------


---------------------------------------                    ---------    ---------   ----------------

NOTE: FAILURE TO COMPLETE AND RETURN THIS SUBSTITUTE FORM W-9, MAY RESULT IN BACKUP WITHHOLDING BEING WITHHELD
AT A RATE OF 28% ON ANY PAYMENTS MADE TO YOU.


               GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9

OBTAINING A NUMBER                                               Payments of interest not generally subject to
                                                                 backup withholding include the following:
If you do not have a taxpayer identification
number ("TIN") or you don't know your number,                    o Payments of tax-exempt interest (including
obtain Form SS-5, Application for a Social                       exempt-interest dividends under Section 852) of
Security Number Card or Form SS-4, Application                   the Internal Revenue Code.
for Employer Identification Number, at the local
office of the Social Security Administration or                  o Payments described in Section 6049(b)(5) of
the Internal Revenue Service and apply for a                     the Internal Revenue Code to non-resident
number.                                                          aliens.

PAYEES EXEMPT FROM BACKUP WITHHOLDING                            o Payments made by certain foreign
                                                                 organizations.
Payees that may be exempted from backup
withholding on all dividend and interest                         o Payments made to a nominee.
payments and on broker transactions include the
following:                                                       EXEMPT PAYEES DESCRIBED ABOVE SHOULD FILE THE
                                                                 SUBSTITUTE FORM W-9 TO AVOID POSSIBLE ERRONEOUS
o A corporation.                                                 BACKUP WITHHOLDING. COMPLETE THE SUBSTITUTE FORM
                                                                 W-9 AS FOLLOWS:
o A financial institution.
                                                                 ENTER YOUR TAXPAYER IDENTIFICATION NUMBER, WRITE
o An organization exempt from tax under Section                  "EXEMPT" ACROSS THE FACE OF THE FORM, AND RETURN
501(a) of the Internal Revenue Code, or an                       THE FORM TO THE PAYER.
individual retirement plan, or a custodial
account under Section 403(b)(7) of the Internal                  Certain payments, other than payments of
Revenue Code.                                                    interest, dividends, and patronage dividends,
                                                                 that are subject to information reporting are
o The United States or any agency or                             also not subject to backup withholding. For
instrumentality thereof.                                         details, see Sections 6041, 6041A(a), 6042,
                                                                 6044, 6045, 6049, 6050A and 6050N of the
o A state, the District of Columbia, a                           Internal Revenue Code and the regulations
possession of the United States, or any                          thereunder.
subdivision or instrumentality thereof.
                                                                 PRIVACY ACT NOTICE
o An international organization or any agency or                 Section 6109 of the Internal Revenue Code
instrumentality thereof.                                         requires you to provide your correct taxpayer
                                                                 identification number to payers, who must report
o A foreign government, a political subdivision                  the payments to the IRS. The IRS uses the number
of a foreign government, or any agency or                        for identification purposes and may also provide
instrumentality thereof.                                         this information to various government agencies
                                                                 for tax enforcement or litigation purposes.
o A registered dealer in securities or                           Payers must be given the numbers whether or not
commodities registered in the United States or a                 recipients are required to file tax returns.
possession of the United States.                                 Payers must generally withhold 30% of taxable
                                                                 interest, dividend, and certain other payments
o A real estate investment trust.                                to a payee who does not furnish a taxpayer
                                                                 identification number to a payer. Certain
o A common trust fund operated by a bank under                   penalties may also apply.
Section 584(a) of the Internal Revenue Code.
                                                                 PENALTIES
o An entity registered at all times during the                   (1) PENALTY FOR FAILURE TO FURNISH TAXPAYER
tax year under the Investment Company Act of                     IDENTIFICATION NUMBER -- If you fail to furnish
1940.                                                            your correct taxpayer identification number to a
                                                                 payer, you are subject to a penalty of $50 for
o A foreign central bank of issue.                               each such failure unless your failure is due to
                                                                 reasonable cause and not to willful neglect.
o An exempt charitable remainder trust, or a                     (2) CIVIL PENALTY FOR FALSE INFORMATION WITH
non-exempt trust described in Section 4947 of                    RESPECT TO WITHHOLDING -- If you make a false
the Internal Revenue Code.                                       statement with no reasonable basis which results
                                                                 in no imposition of backup withholding, you are
Payments of dividends and patronage dividends                    subject to a penalty of $500.
not generally subject to backup withholding                      (3) CRIMINAL PENALTY FOR FALSIFYING INFORMATION
include the following:                                           -- Willfully falsifying certifications or
                                                                 affirmations may subject you to criminal
o Payments to nonresident aliens subject to                      penalties including fines and/or imprisonment.
withholding under Section 1441 of the Internal                   (4) MISUSE OF TAXPAYER IDENTIFICATION NUMBERS --
Revenue Code.                                                    If the payer discloses or uses taxpayer
                                                                 identification numbers in violation of Federal
o Payments to partnerships not engaged in a                      law, the payer may be subject to civil and
trade or business in the United States and which                 criminal penalties.
have at least one nonresident partner.
                                                                 FOR ADDITIONAL INFORMATION CONTACT YOUR TAX
o Payments of patronage dividends where the                      CONSULTANT OR THE INTERNAL REVENUE SERVICE
amounts received are not paid in money.

o Payments made by certain foreign
organizations.

o Payments made to a nominee.

------------------------------------------------------------------------------------------------------------------

              GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9

Guidelines for Determining the Proper Identification Number for the Payee (You) to Give the Payer -- Social
Security numbers have nine digits separated by two hyphens: i.e. 000-00-0000, employer identification numbers have nine digits separated by only one hyphen: i.e. 00-0000000, the table below will help determine the number to give the payer.


                             -------------------------------------------------------

FOR THIS TYPE OF ACCOUNT:                                         GIVE THE SOCIAL SECURITY NUMBER OF --
1. An individual's account                                        The individual
2. Two or more individuals (joint account)                        The actual owner of the account or, if combined
3. Custodian account of a minor (Uniform Gift to                  funds, the first individual on the account (1)
   Minors Act)                                                    The minor (2)
4. a) The usual revocable savings trust (grantor is               The grantor-trustee (1)
      also trustee)                                               The actual owner (1)
b) So-called trust account that is not a legal or valid           The owner (3)
   trust under State law                                          GIVE THE EMPLOYER IDENTIFICATION NUMBER OF --
5. Sole proprietorship or single-owner LLC                        The legal entity (4)
                                                                  The corporation
FOR THIS TYPE OF ACCOUNT:                                         The partnership
6. A valid trust, estate, or pension trust                        The organization
7. Corporate or LLC electing corporate status on Form 8832        The broker or nominee
8. Partnership or multi-member LLC                                The public entity
9. Association, club, or other tax-exempt organization
   account
10. A broker or registered nominee
11. Account with the Department of Agriculture in the name
    of a public entity (such as a state or local government,
    school district, or prison) that receives agricultural
    program payments

                              -------------------------------------------------------

(1) List first and circle the name of the person whose number you furnish.
(2) Circle the minor's name and furnish the minor's social security number.
(3) Show the name of the owner. The name of the business or the "doing business as" name may also be entered.
    Either the social security number or the employer identification number may be used.
(4) List first and circle the name of the legal trust, estate, or pension trust. (Do not furnish the taxpayer identification number of the personal representative or trustee unless the legal entity itself is not designated in the account title.)
NOTE: If no name is circled when there is more than one name, the number will be considered to be that of the first name listed.